UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)
RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 2
TOM Online Inc.

(Name of Subject Company)
TOM Online Inc.
TOM Group Limited

(Names of Filing Persons)
Ordinary Shares, par value HK $0.01 per share
American Depositary Shares, each representing 80 Ordinary Shares

(Title of Class of Securities)
889728200 (Ordinary Shares)
US8897282005 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Peter Schloss TOM Online Inc. 8th Floor, Tower W3, Oriental Plaza No. 1 Dong Chang An Avenue Beijing, China 100738 Tel: (8610) 6528-3399	Angela Mak Soek Fun TOM Group Limited 48th Floor, The Center 99 Queen’s Road Central Hong Kong, China Tel: (852) 2121 7838

with copies to

Mark S. Bergman Paul, Weiss, Rifkind, Wharton & Garrison LLP Alder Castle, 10 Noble Street London, EC2V 7JU United Kingdom Tel: 44 20 7367 1601	Thomas B. Shropshire, Jr. Linklaters One Silk Street London EC24 8HQ United Kingdom Tel: 44 20 7456 2000

(Names, Addresses, and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)
This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1933.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☑	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$200,933,687.98	$6,170.51

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 1,033,766,075 Scheme Shares (either directly or in the form of American Depositary Shares, each representing 80 Ordinary Shares), par value HK$0.01 per share, of TOM Online, which represents all shares outstanding on the date hereof and not owned by TOM Group Limited, Cranwood Company Limited, Handel International Limited, Schumann International Limited and Devine Gem Management Limited, at a purchase price of HK$1.52 per Ordinary Share or HK$121.60 per ADS, net in cash, converted to US dollars using an exchange rate of HK$7.81778 to US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on April 25, 2007.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 0.00003070 of the transaction valuation.
Solely for the convenience of the reader, this document contains translations of Hong Kong dollar amounts into US dollars and vice versa at specified rates. These translations should not be construed as representations that the Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at all.
☑ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
Identify the previous filing by registration number, or the form or schedule and the date of its filing.
AMOUNT PREVIOUSLY PAID: $6,170.51
FORM OR REGISTRATION NO.: Schedule 13E-3
FILING PARTY: TOM Online Inc. and TOM Group Limited
DATE FILED: May 1, 2007

Introduction
This Amendment No. 2 amends the Schedule 13E-3 initially filed by (1) TOM Online Inc., a company incorporated in the Cayman Islands with limited liability and (2) TOM Group Limited, a company incorporated in the Cayman Islands with limited liability, with the Securities and Exchange Commission on May 1, 2007. Unless otherwise defined herein, all capitalized terms shall have the meaning given to them in the Schedule 13E-3, filed on May 1, 2007.
The cover page of the Scheme Document filed with the Schedule 13E-3 is hereby revised to replace the fourth paragraph of the cover page with the following paragraph:
THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE US SECURITIES AND EXCHANGE COMMISSION OR BY ANY US STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY US STATE SECURITIES COMMISSION PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION NOR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Item 1. Summary Term Sheet
          Item 1 of Schedule 13E-3 is hereby amended and supplemented by adding the following disclosure after the third sentence of the second paragraph of “Part I — Summary Term Sheet” of the Scheme Document:
The attention of the US Scheme Shareholders (including ADS Holders) is directed in particular to “Part VII – US Special Factors”.
          Item 1 of Schedule 13E-3 is also hereby amended and supplemented by adding one sentence and two more additional cross references at the end of the paragraph headed “Payment” of “Part I - Summary Term Sheet” on page 1 of the Scheme Document so that the new paragraph reads as follows:
Payment: Pursuant to the Share Proposal, all Scheme Shares (including all Scheme Shares underlying ADSs) will be cancelled in exchange for HK$1.52 in cash for each Scheme Share. Each ADS represents 80 Scheme Shares and, accordingly, upon the Share Proposal becoming effective, ADS Holders will, for each ADS, receive 80 times the Cancellation Price of HK$1.52 in cash, which at the Exchange Rate represents US$15.554 in cash, such sum to be paid to ADS Holders under the ADS Deposit Agreement upon surrender of the ADSs (net of permitted fees, expenses and withholding taxes, if any). The consideration was determined by TOM after considering, among other factors, TOM Online’s historical trading prices, research analysts’ estimates and price targets for Shares of TOM Online, and comparisons to trading multiples of shares of comparable companies, and represents a premium compared to the current market price of the Shares and the net asset value per Share of TOM Online as discussed further below under “Premium Prices”. See “Part VII – US Special Factors – 1. Special Factors – 1.1 Past Contacts, Transactions and Negotiations”; “Part VII – US Special Factors – 1. Special Factors – 3. Fairness – 3.1 TOM”; “Part VIII — Explanatory Memorandum — 15. Registration and Payment”; and “Part VIII — Explanatory Memorandum — 8. Comparisons of Value.”
          Item 1 of Schedule 13E-3 is also hereby amended and supplemented by adding the following disclosure as the last sentence to the answer to the question “How do the Proposals compare with recent prices of Shares?” in “Part II – Questions and Answers” on page 9 of the Scheme Document:
The consideration was determined by TOM after considering, among other factors, TOM Online’s historical trading prices, research analysts’ estimates and price targets for Shares of TOM Online, and comparisons to trading multiples of shares of comparable companies, and represents a premium to the current market price of the Shares and the net asset value per Share of TOM Online.

Item 7. Purposes, Alternatives, Reasons and Effects
          Item 7(d) is hereby amended and supplemented by adding the following disclosure as a new second sentence of the paragraph entitled “4.2 Participation in TOM Online” in “US Special Factors – 4. Effects of the Proposals” under Part VII on page 70 of the Scheme Document:
As a result, TOM will increase its interest in TOM Online’s net book value and net earnings from approximately 65.733% (as of April 26, 2007, assuming no outstanding TOM Online Share Options are exercised before the Scheme becomes effective) to 90.002% after the Scheme becomes effective (assuming that no Outstanding TOM Online Share Options are exercised).
          Item 7(d) is also hereby amended and supplemented by replacing the existing language of the second paragraph in the section headed “4.5 Exchange Act de-registration and availability of public information” in “Part VII—U.S. Special Factors” on page 71 of the Scheme Document with the following:
Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by TOM Online to the SEC and would make provisions of the Exchange Act applicable to foreign private issuers with a reporting obligation under Section 13(a) or 15(d) of the Exchange Act no longer applicable to TOM Online. For example, TOM Online would no longer be required to file an annual report on Form 20-F or to make submissions of material information on Form 6-K, in each case as required under Section 13(a) of the Exchange Act, or to maintain a system of internal controls over financial reporting in accordance with the standards prescribed by the Exchange Act. In addition, withdrawal of the ADSs from NASDAQ would render inapplicable certain corporate governance standards that currently apply to TOM Online by reason of the NASDAQ listing standards and Rule 10A-3 of the Exchange Act (relating to independent audit committees). As noted in the last paragraph of the section headed “2. Purposes, Reasons for and Benefits of the Proposals” in “Part VII – US Special Factors” of this Scheme Document, there are costs associated with continued registration under the Exchange Act of TOM Online. Upon termination of such registration, the benefits of such reduced costs would accrue to TOM as holder in the aggregate of 90.002% of TOM Online (assuming that no Outstanding TOM Online Share Options are exercised).
Item 8. Fairness of the Transaction
          Item 8(a) is hereby amended and supplemented to revise the introductory paragraph of the section “3. Fairness” in “Part VII – US Special Factors” on page 56 of the Scheme Document as follows:
The Scheme and the Proposals will be treated as a “going private” transaction under the applicable rules and regulations of the Exchange Act. TOM and TOM Online are required to state their respective beliefs as to the procedural and substantive fairness of the Proposals to the unaffiliated security holders of TOM Online. TOM and TOM Online are making the statements included in this section for the purposes of complying with the requirements of Rule 13e-3 and related requirements under the Exchange Act and, accordingly, for purposes of the following discussion of fairness and any statements about the determination of fairness of the Proposals, references to ‘Independent Shareholders’ shall be read and understood as the unaffiliated security holders of TOM Online (excluding, therefore, TOM Online’s affiliated security holders such as any executive officers and directors of TOM Online who are securityholders).
          Item 8(a) is also hereby amended and supplemented to add the following paragraph before the last paragraph in the section entitled “US Special Factors – 3. Fairness – 3.1 TOM” under Part VII on page 57 of the Scheme Document:

Although the Independent Board Committee did not retain an unaffiliated representative to act solely on behalf of the unaffiliated shareholders, TOM believes that the establishment of the Independent Board Committee and the retention of the Independent Financial Adviser constituted sufficient procedural safeguards for the unaffiliated shareholders.
          Item 8(a) is also hereby amended and supplemented by adding the following after the first paragraph of the section headed “US Special Factors – 3. Fairness” on Part VII on page 57 of the Scheme Document:
The Independent Board Committee believes that the Proposals are both substantively and procedurally fair to the Independent Shareholders (including without limitation the ADS Holders), despite the fact that Independent Board Committee did not appoint an independent representative to act exclusively as the agent of the unaffiliated shareholders for the purpose of negotiating the terms of the Proposals.
          Item 8(b) is also hereby amended and supplemented by replacing the third bullet point in the section headed “3. Fairness – 3.1 TOM” in “Part VII — US Special Factors” on page 57 of the Scheme Document with the following disclosure:
TOM has considered an analysis of the trading performance of TOM Online’s industry comparables, which included an analysis of TOM Online’s historical stock prices;
          Item 8(b) is also hereby amended and supplemented by replacing the third to last paragraph in the section entitled “3. Fairness – 3.1 TOM” in “Part VII — US Special Factors” on page 57 of the Scheme Document with the following disclosure:
TOM did not explicitly consider the “going concern” value of TOM Online. It did however implicitly consider such “going concern” value by taking into account, as discussed above, TOM Online’s current and anticipated business, financial conditions, results of operations and prospects, expectations of profitability, and other forward-looking matters.
          Item 8(b) is also hereby amended and supplemented by adding the following paragraph as a before the last paragraph under the heading “The Board” in the section headed “3. Fairness – 3.2 TOM Online” in “Part VII — US Special Factors” of page 57 the Scheme Document:
The Board did not explicitly consider the “going concern” value of TOM Online, as it adopted the recommendation of the Independent Board Committee. The Independent Board Committee did not expressly consider “going concern” of TOM Online. It did, however, implicitly consider such “going concern” value. Even though no discounted cash flow analysis was performed (for the reasons cited in the paragraph “Summary of the Qualitative and Financial Analysis Conducted by ING” of the section headed “3. Fairness – 3.2 TOM Online – Summary of Report of the Independent Financial Adviser” in Part VII of this Scheme Document), the Independent Board Committee implicitly considered “going concern” value by taking into account, as discussed below under “The Independent Board Committee”, TOM Online’s current and anticipated business, financial conditions, results of operations and prospects, expectations of profitability, and other forward-looking matters.
Item 9. Reports, Opinions, Appraisals and Certain Negotiations
          Item 9(a) is hereby amended and supplemented by replacing the second sentence of the paragraph beginning “On 21 August 2006 . . .” in Part VII under the caption “US Special Factors—1.1 Past Contacts, Transactions and Negotiations—The Privatisation of TOM Online” on page 51 of the Scheme Document with the following:
This presentation included summaries and analyses of historical trading data for the Shares and ADSs of TOM Online, including in comparison to historical trading prices for selected internet and wireless companies.
          Item 9(a) is also hereby amended and supplemented by replacing the second sentence of the paragraph beginning “On 1 September 2006 . . .” in Part VII under the caption “US Special Factors—

1.1 Past Contacts, Transactions and Negotiations—The Privatisation of TOM Online” on page 51 of the Scheme Document with the following:
This presentation included (i) an overview of TOM Group and TOM Online, (ii) summaries and/or analyses of historical trading data for the Shares and ADSs of TOM Online, (iii) summaries of research analysts’ recommendations, earnings estimates and price targets for Shares of TOM Online, (iv) comparisons to trading multiples and financial ratios for other selected internet and wireless companies, (v) summaries of historical premiums paid in selected Hong Kong public market merger and acquisition transactions, (vi) financial analyses at various potential offer prices and (vii) an overview of TOM Online shareholders and historical short interest volume in TOM Online ADSs.
          Item 9(a) is also hereby amended and supplemented by replacing the second sentence of the paragraph beginning “On 3 March 2007 . . .” in Part VII under the caption “US Special Factors—1.1 Past Contacts, Transactions and Negotiations—The Privatisation of TOM Online” on page 52 of the Scheme Document with the following:
This presentation included (i) an overview of TOM Group and TOM Online, (ii) summaries of key recent industry developments affecting TOM Online, (iii) summaries and/or analyses of historical trading data for the Shares and ADSs of TOM Online, (iv) summaries of research analysts’ recommendations, earnings estimates and price targets for Shares of TOM Online, (v) comparisons to trading multiples and financial ratios for other selected internet and wireless companies and (vi) financial analyses at various potential offer prices.
          Item 9(a) is also hereby amended and supplemented by replacing the third sentence in the paragraph beginning “Between 17 August 2006 and 1 September 2006, . . .” in “Part VII—US Special Factors—3. Fairness—3.4 Goldman Sachs Presentations” on page 69 of the Scheme Document with the following:
The 3 March 2007 presentation included (i) an overview of TOM Group and TOM Online, (ii) summaries of key recent industry developments affecting TOM Online, (iii) summaries and/or analyses of historical trading data for the Shares and ADSs of TOM Online, (iv) summaries of research analysts’ recommendations, earnings estimates and price targets for Shares of TOM Online, (v) comparisons to trading multiples and financial ratios for other selected internet and wireless companies and (vi) financial analyses at various potential offer prices.
          Item 9(b) is also hereby amended and supplemented by replacing the second sentence in the seventh paragraph of the section headed “Summary of Report and Opinion of the Independent Financial Adviser” in “Part VII – US Special Factors – 3. Fairness – 3.2 TOM Online” on page 60 of the Scheme Document with the following:
Independent Shareholders are urged to read such opinion carefully in its entirety for a description of the procedures followed, the factors considered, the assumptions made, and the limitations on the analysis undertaken by ING, and may rely on such opinion as an opinion directed solely as to whether the consideration to be paid to the Scheme Shareholders and Optionholders pursuant to the Proposals is fair, from a financial point of view, to such Scheme Shareholders and Optionholders and not as how the Scheme Shareholders should vote in the Meetings.
          Item 9(b) is also hereby amended and supplemented by adding the following after the first sentence in the first full paragraph in the section headed “Part VII—US Special Factors—6. Persons/Assets Retained, Employed, Compensated or Used” on page 75 of the Scheme Document:
TOM engaged Goldman Sachs based on its qualifications, expertise and reputation. Goldman Sachs is an internationally recognized investment banking firm and, as part of its investment banking activities, regularly engages in analyzing businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and performing analysis for estate, corporate and other purposes. In the ordinary course of business, Goldman Sachs and its affiliates may hold or actively trade in securities of TOM Online or those of its affiliates for

Goldman Sachs’ own account and for the account of Goldman Sachs’ customers and, accordingly, may at any time hold a long or short position in such securities.
Item 16. Exhibits
          Item 16 is hereby amended in its entirety by the following:

Exhibit
Number	Description

(a)(3)*	Scheme Document, dated April 30, 2007

(a)(5)(1)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on March 9, 2007

(a)(5)(2)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on March 30, 2007

(a)(5)(3)*	Press Release issued by TOM Group Limited on April 11, 2007

(a)(5)(4)*	Press Release issued by TOM Group Limited on April 25, 2007

(a)(5)(5)**	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on April 30, 2007

(a)(5)(6)*	Letter from the Board of TOM Online Inc. to the Shareholders and Optionholders, dated April 30, 2007

(a)(5)(7)*	Letter from the Independent Board Committee to the Independent Shareholders (including ADS Holders) and the Optionholders, dated April 30, 2007

(b)(1)*	Facility Agreement for TOM Group Limited arranged by DBS Bank Ltd. and The HongKong and Shanghai Banking Corporation Limited and provided by the Financial Institutions (listed in Schedule I) as Lenders with DBS Bank Ltd., Hong Kong Branch, acting as Agent, dated April 25, 2007

(c)(1)*	Letter from ING Bank N.V., the independent financial adviser to the independent board committee of TOM Online, Inc., dated April 30, 2007

(c)(2)*	Presentation given by Goldman Sachs to the Board of TOM Group Limited on March 3, 2007

(c)(3)*	Presentation given by ING Bank N.V. to the Independent Board Committee of TOM Online, Inc. on April 10, 2007

(c)(4)	Presentation given by Goldman Sachs to the management of TOM Group Limited on August 21, 2006

(c)(5)	Presentation given by Goldman Sachs to the management of TOM Group Limited on September 1, 2006

(d)(1)*	RMB Loan Entrustment Contract among Beijing Hua Yi Xiong Di Advertisement Co. Ltd (Borrower), Beijing Lei Ting Wan Jun Network Technology Co. Ltd (Lender) and China Construction Bank (Trustee), dated August 31, 2005

(g)(1)*	Form of voting instruction card for holders of ADSs of TOM Online Inc.

(g)(2)*	Form of proxy of the Court Meeting for Scheme Shareholders of TOM Online Inc

(g)(3)*	Form of proxy of the Extraordinary General Meeting for Shareholders of TOM Online Inc.

*	Filed with the SEC on Schedule 13E-3 on May 1, 2007.

**	Filed with the SEC on Schedule 13E-3/A on May 2, 2007.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOM ONLINE INC.

By:	/s/ Peter Schloss

Name:	Peter Schloss
Title:	Director
Date:

TOM GROUP LIMITED

By:	/s/ Angela Mak

Name:	Angela Mak Soek Fun
Title:	Director
Date: